(Translation)

To Whom It May Concern:
                                                                 August 3, 2007

                            Company Name: TOYOTA MOTOR CORPORATION
                            Name and Title of Representative:
                                       Katsuaki Watanabe, President
                            (Code Number: 7203
                                       Securities exchanges throughout Japan)
                            Name and Title of Contact Person:
                                       Takuo Sasaki
                                       General Manager, Accounting Division
                            (Telephone Number: 0565-28-2121)


                   Notice Concerning Acquisition of Own Shares
      (Acquisition of Own Shares under Article 156 of the Corporation Act)

At a meeting held on August 3, 2007, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to acquire its own shares pursuant to a resolution adopted at the 103rd Ordinary General Shareholders' Meeting. We hereby inform you of the following:


1.   Reasons for acquisition of TMC's own shares

     To improve capital efficiency and implement flexible capital policies in accordance with the business environment.


2.   Details of acquisition

     (1) Type of shares to be acquired          Shares of common stock of TMC

     (2) Aggregate number of shares to be       Up to 5,000,000 shares
         acquired

     (3) Aggregate purchase price of shares     Up to JPY 40,000,000,000

     (4) Method of acquisition                  Purchase  in the market  through
                                                a trust bank

     (5) Acquisition period                     From August 7, 2007
                                                to August 17, 2007


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[Reference]

Matters resolved at the 103rd Ordinary General Shareholders' Meeting held on June 22, 2007

   o  Type of shares to be acquired             Shares of common stock of TMC

   o  Aggregate number of shares to be          Up to 30,000,000 shares
      acquired

   o  Aggregate purchase price of shares        Up to JPY 250,000,000,000


Shares acquired as of August 3, 2007
   o  Aggregate number of shares acquired       0 shares

   o  Aggregate purchase price of shares        JPY 0



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